FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of October, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




                      GRUPO FINANCIERO HSBC, S.A. DE C.V.
               THIRD QUARTER 2006 FINANCIAL RESULTS - HIGHLIGHTS


   - Net income up 17.5 per cent to MXN4,327 million for the nine months ended 30 September 2006(MXN3,683 million for the nine months ended 30 September
     2005).

   - Cost efficiency ratio of 61.3 per cent for the nine months ended
     30 September 2006(65.6 per cent for the nine months ended 30 September
     2005).

   - Return on equity of 20.3 per cent for the nine months ended
     30 September 2006,(21.3 per cent for the nine months ended 30 September
     2005).

   - Net loans and advances to customers up MXN17.8 billion, or 14.0 per cent, to MXN144.8 billion at 30 September 2006 (MXN127.0 billion at 30 September 2005).

   - Total assets up MXN32.5 billion, or 12.9 per cent, to MXN284.3 billion at 30 September 2006 (MXN251.8 billion at 30 September 2005).

HSBC Mexico S.A. (the bank) is Grupo Financiero HSBC, S.A. de C.V.'s (the Group) primary subsidiary, and is subject to supervision by the Mexican Banking and Securities Commission. The bank is required to file periodic financial information for the year on a quarterly basis (in this case for the quarter ending 30 September 2006) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release.

Results are prepared in accordance with Mexican GAAP (generally accepted accounting principles), with figures denominated in Mexican pesos (MXN). Comparative figures are presented on an actual basis, indexed to constant MXN as at 30 September 2006.

On 8 August 2006, HSBC Panama was sold by Grupo Financiero HSBC, S.A de C.V to HSBC Asia Holdings BV; therefore, Group results include HSBC Panama up until this date.

Grupo Financiero HSBC, S.A. de C.V. is a 99.74 per cent directly owned subsidiary of HSBC Holdings plc (HSBC).

Comment by Sandy Flockhart, President and Group Managing Director of Latin America and the Caribbean

"Grupo Financiero HSBC reported good results for the nine months ended
30 September 2006, with robust growth in revenues and net income driven by strong performance in the bank and in the insurance and pension funds management (Afore) subsidiaries. Total revenue was higher across all of our customer segments despite a decreasing interest rate environment and a highly competitive market. The growth in revenues for the first nine months of the year of 17.2 per cent surpassed the 9.5 per cent growth in expenses, which is in line with continued investment in our business.

"Since 2003 and through 30 September 2006, our consumer lending has increased 230 per cent through acquisition and organic growth and our business lending has also increased by 182 per cent. During the same period, spreads have been reduced by 777 and 399 basis points respectively due to competitive pressures. This is a strong indication that there is greater competition in the Mexican market, which has been beneficial to our customers and the economy as a whole.

"I am proud to announce that one of the main business magazines in Mexico, Expansion, named HSBC The Mexican Bank of the Year in 2006. This reflects HSBC's positive results, our solid position as a bank for Mexico's retail and business customers, and reaffirms our commitment to be the leading financial services institution in Mexico.

"Furthermore, HSBC Mexico was awarded fourth place overall in the second annual ranking of the most ethical and sustainable banks of Latin America as published by Latin Finance magazine. This represented an improvement for HSBC Mexico from fourteenth place last year to fourth place this year. HSBC Mexico also had the highest overall score of all Mexican banks mentioned. In terms of individual categories, for Latin America, HSBC Mexico ranked first in ethics, third in transparency and fourth in social responsibility.

"We look forward to a strong finish to the year as we continue to leverage our business and product opportunities and enhance our service standards for all our customers."

Overview

For the nine months ended at 30 September 2006, Grupo Financiero HSBC's net income of MXN4,327 million was MXN644 million, 17.5 per cent, higher than the same period in 2005. These results were largely due to strong performances in the bank and insurance subsidiaries.

Despite the challenging interest rate environment, net interest income (excluding the monetary position) was up MXN1,599 million to MXN13,191 million, a 13.8 per cent increase compared to same period in 2005. This increase reflects a solid performance in loans, concentrated in higher-yielding consumer lending, small and medium-sized business products and robust growth in low-cost customer deposits.

Fees and commissions performed well, increasing by 16.5 per cent versus the same period in 2005, reaching MXN6,576 million for the nine months ended 30 September 2006. These results were mainly driven by increased contributions from credit cards, membership programmes, mortgages, commercial lending, mutual funds, ATM fees as well as payments and cash management. Trading income was up 63.1 per cent to MXN1,541 million, over the same period the previous year. These strong results reflected the benefits of the Bank's successful strategic positioning and higher customer volumes.

Administrative expenses grew 9.5 per cent compared to the same period in 2005, reaching MXN13,072 million for the nine months ended 30 September 2006. The increase reflects continued investment in growing the business, training and developing our employees and the build-out of our branch and ATM infrastructure.

Loan impairment charges increased to MXN2,419 million for the first nine months of 2006, in line with targeted increases in consumer lending, particularly in credit cards and mortgages. The ratio of impaired loans to total loans improved to 2.6 per cent from 2.8 per cent for the first nine months of 2005. The reserve coverage on impaired loans continues to be strong at 153 per cent. The bank's capital adequacy ratio remains solid at 13.9 per cent.

By customer segment

During the third quarter of 2006, Personal Financial Services (PFS) saw continued growth in credit cards, mortgage lending and transaction-based fee income. Strong performance was driven by the launch of an innovative marketing campaign, Tu Cuenta Episodio IV, featuring a five per cent credit card cashback promotion. The campaign provided additional momentum to the continued success of 'Tu Cuenta', the first integrated financial services product of its kind offered locally, as it helped increase the credit card business and drive growth in low cost deposits.

Commercial Banking (CMB) enjoyed strong performance across all lines of business, largely as a result of successful restructuring and improved segmentation to better serve its client base. CMB benefited from volume expansion in the higher-yielding small- and medium-sized businesses (SME) and increased fees and commissions driven by payments and cash management transactions and Estimulo, our combined loan and overdraft product. During the third quarter, Estimulo Empresarial was launched for upper-end SMEs involving 11 different services, including a potential credit of up to MXN10 million. More than 60 new clients have been approved for the product, generating some MXN230 million in new loans.

Corporate, Investment Banking and Markets (CIBM) continued to increase profitability while strengthening its market position in part from HSBC's extensive international network for multinational companies. Payments and cash management and the trust businesses generated strong results in the third quarter. The Global Markets business generated higher revenues in money market trading and derivatives portfolio due to successful yield curve positioning and an increase in both interbank and customer-driven activity.

About HSBC

Grupo Financiero HSBC, S.A. de C.V. is Mexico's fourth largest banking and financial services institution with 1,400 branches, 5,350 ATMs, 6.5 million customers and more than 23,000 employees. For more information, consult our website at www.hsbc.com.mx.

Grupo Financiero HSBC, S.A. de C.V. is a 99.74 per cent directly owned subsidiary of HSBC Holdings plc. Headquartered in London, UK, the HSBC Group serves over 125 million customers worldwide through 9,500 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,738 billion at 30 June 2006, HSBC is one of the world's largest banking and financial services organisations. Listings on the London, Hong Kong, New York, Paris and Bermuda stock exchanges, with shares in HSBC Holdings plc held by around 200,000 shareholders in some 100 countries and territories. HSBC is marketed worldwide as 'the world's local bank'.


Consolidated Balance Sheet

                                                    GROUP                            BANK
Figures in MXN millions                     30Sep06      30Sep05           30Sep06       30Sep05


Assets

Cash and deposits in banks                   54,373       50,248            54,372        48,045

Investment in securities                     49,787       51,108            49,219        49,218
  Trading securities                         11,889        4,945            11,322         4,252
  Available for sale securities              33,973       42,080            33,973        40,884
  Held to maturity securities                 3,925        4,083             3,924         4,082

Securities and derivative operations            779          272               774           258
  Repurchase agreements                         137           95               133            81
  Derivative transactions                       642          177               641           177

Performing loans
  Commercial loans                           51,437       45,786            51,437        40,448
  Loans to financial intermediaries           5,227        5,308             5,227         5,215
  Consumer loans                             33,486       20,423            33,486        18,656
  Mortgage                                   19,232       19,347             9,232        14,489
  Loans to government entities               37,477       37,722            37,477        37,722
  Loans to Fobaproa or IPAB                       -          968                 -           968
Total performing loans                      146,859      129,554           146,859       117,498
Impaired loans
  Commercial loans                            1,347        1,793             1,347         1,746
  Consumer loans                              1,459          698             1,459           688
  Mortgage                                    1,073        1,160             1,073         1,094
  Immediate collection, remittances
    and other                                    23           32                23            32
Total impaired loans                          3,902        3,683             3,902         3,560
Gross loans and advances to customers       150,761      133,237           150,761       121,058
  Allowance for loan losses                  (5,984)      (6,274)           (5,984)       (6,119)
Net loans and advances to customers         144,777      126,963           144,777       114,939
Other accounts receivable                    22,622        9,931            22,487         8,965
Foreclosed assets                                55          456                55           412
Property, furniture and equipment, net        5,648        5,226             5,641         4,998
Long-term investments in equity
  securities                                  2,854        2,112               173           179
Deferred taxes                                  176        1,307               140         1,180
Goodwill                                      2,599        3,254                 -             -
Other assets, deferred charges
  and intangibles                               626          949               600           732

Total assets                                284,296      251,826           278,238       228,926



                                                    BANK                            GROUP
Liabilities                                 30Sep06     30Sep05            30Sep06       30Sep05


Deposits                                    201,300     198,189            202,907       185,945
  Demand deposits                           116,263     110,479            117,870       105,922
  Time deposits                              80,777      87,710             80,777        80,023
  Bonds                                       4,260           -              4,260             -

Bank deposits and other                      10,036       7,199             10,036         7,112
  liabilities
  Short-term                                  7,953       4,994              7,953         4,907
  Long-term                                   2,083       2,205              2,083         2,205

Settlement accounts                               -           -                  -             -

Securities and
  derivative transactions                     7,081       3,045              7,077         3,030
  Repurchase agreements                          29          90                 25            75
  Loans with collateral                       7,052       2,955              7,052         2,955

Other accounts payable                       33,263      15,699             33,061        14,285
  Income tax and employee
    profit sharing payable                    1,309         402              1,277           325
  Sundry creditors and
    others accounts payable                  31,954      15,297             31,784        13,960

Subordinated debentures
  outstanding                                 2,203       2,676              2,203         2,284

Deferred credits                                  9          16                  9             3

Total liabilities                           253,892     226,824            255,293       212,659


Equity

Paid in capital                              20,300      20,300             12,798        10,549
  Capital stock                               7,764       7,764              3,857         3,576
  Additional paid in capital                 12,536      12,536              8,941         6,973

Other reserves                               10,102       4,699             10,146         5,715
  Capital reserves                              828         648              8,980         4,686
  Retained earnings                          12,650       7,811                  -             -
  Deficit from the mark to
    market of available for
    sale securities                               -           -                 68           235
  Result from translation
    of foreign operations                         -          (4)                 -            12
  Cumulative effect of
    restatement                              (3,771)     (3,771)            (3,438)      (3,383)
  Gains on non-monetary
    asset valuation
    Valuation of fixed assets                     -           -              1,273         1,273
    Valuation of permanent
      investments                            (3,932)     (3,668)              (146)         (146)
  Net income                                  4,327       3,683              3,409         3,038
Minority interest in capital                      2           3                  1             3
Total equity                                 30,404      25,002             22,945        16,267
Total liabilities and equity                284,296     251,826            278,238       228,926



                                            GROUP
                                      30Sep06   30Sep05

Memorandum Accounts

Transactions on behalf of
  third parties                       103,384    86,322

Customer current accounts                  24        (3)
  Customer banks                            5         -
  Settlement of customer
    securities and documents               19        (3)
Customer securities                    82,407    66,639
  Customer securities in custody       82,401    65,202
  Pledged customers securities
    and documents                           6     1,437
Transactions on behalf of
  customers                             2,302     2,629
  Customer repurchase
    transactions                        2,302     2,629
Other transactions on behalf
  of customers                         18,651    17,057
  Investment on behalf of
    customers, net                     18,651    17,057
Other memorandums accounts            322,310   458,981
  Investment of the SAR funds           3,540     3,337
  Integrated loan portfolio           156,436   124,461
  Other memorandum accounts           162,334   331,183

Transactions for the Group's
  own accounts                        688,264   405,024

Accounts for the Group's
  own registry                        688,156   405,018
  Guarantees granted                       51        60
  Irrevocable lines of credit
    granted                             5,623     3,290
  Goods in trust or mandate            78,211    68,391
  Goods in custody or under
    administration                     82,668    63,495
Amounts committed in transactions
  with Fobaproa                           155       481
  Amounts contracted in
    derivative operations             517,396   259,897
  Securities in custody                 3,937     4,165
  Other contingent obligations            115     5,239

Repurchase/resale agreements
  Securities receivable under
    repos                              42,010    44,825
   (less) Repurchase agreements        41,899    44,813
                                          111        12

Reverse repurchase agreements           2,302    14,537
(less) Securities deliverable
  under repos                           2,305    14,543
                                           (3)       (6)



                                                        BANK

                                                 30Sep06   30Sep05
Memorandum Accounts


Guarantees granted                                    51        60
Other contingent obligations                         115     5,239
Irrevocable lines of credit granted                5,623     3,290
Goods in trust or mandate                         78,211    68,391
Goods in custody or under administration          82,668    63,495
Third party investment banking
  operations, net                                 18,651    17,057
Amounts committed in transactions
  with Fobaproa                                      155       481
Amounts contracted in derivative
  operations                                     517,396   259,897
Investments of retirement savings
  system funds                                     3,540     3,337
Integrated loan portfolio                        156,436   124,461
Other control accounts                           162,333   331,182
                                               1,025,179   876,890

Securities receivable under repos                 39,705    42,206
(less) Repurchase agreements                     (39,597)  (42,184)
                                                     108        22

Reverse repurchase agreements                          -    11,907
(less) Securities deliverable
  under repos                                          -   (11,924)
                                                       -       (17)





Consolidated Income Statement


                                      GROUP                     BANK
Figures in MXN
  millions                30Sept06       30Sept05        30Sept06      30Sept05


Interest income             20,388         19,897          19,602        19,171
Interest expense (-)        (7,197)        (8,305)         (6,921)       (8,021)
Monetary position
  (margin), net               (473)          (150)           (440)         (112)
Net interest income         12,718         11,442          12,241        11,038

Loan impairment
  charges (-)               (2,419)        (1,121)         (2,389)       (1,117)
Risk adjusted net
  interest income            10,299        10,321           9,852         9,921

Fees and commissions
  receivable                  7,365         6,323           6,609         5,626

Fees payable                  (789)          (678)           (761)         (647)

Trading income               1,541            945           1,536           937

Total operating income      18,416         16,911          17,236        15,837


Administrative and
  personnel expenses (-)   (13,072)       (11,935)        (12,252)      (11,057)

Net operating income         5,344          4,976           4,984         4,780

Other income                 1,540          1,078           1,435         1,054
Other expenses (-)            (833)          (777)           (829)         (768)
Net income before taxes      6,051          5,277           5,590         5,066

Income tax and
  employee profit           (1,595)        (1,186)         (1,502)       (1,102)
  sharing tax
Deferred income tax           (704)          (860)           (677)         (860)
Net income before
  subsidiaries               3,752          3,231           3,411         3,104

Undistributed income
  from subsidiaries            575            531              (2)           13
Income from ongoing
  operations                 4,327          3,762           3,409         3,117

Discontinued and
  extraordinary
  operations,and changes
  in accountable
  policies, net                 -             (79)              -           (79)

Net income                   4,327          3,683           3,409         3,038



Statement of Changes in Shareholder's Equity

GROUP

Figures in millions of pesos


                                                                 Deficit in
                                                  Result from   restatement
                                                      foreign      of stock
                     Capital Statutory Retained      currency      holders'      Net   Minority      Total
                 contributed  reserves earnings  transactions        equity   income   interest     equity

Balances as of
  31Dec05             20,300       648    7,812            (7)       (7,485)   5,093          2     26,363

Movements inherent to
  the shareholders
  decision

  Capitalisation of
    retained earnings     -         -     5,093             -             -   (5,093)         -          -
  Other movements         -        180     (255)            -             -        -          -        (75)
Total                     -        180    4,838             -             -   (5,093)         -        (75)

Movements for the
  recognition of the
  comprehensive income

  Net income               -         -        -             -             -    4,327          -      4,327
  Result from foreign
    currency transactions  -         -        -             7             -        -          -          7
  Cumulative effect of
    restatement            -         -        -             -             1        -          -          1
  Gains on non-monetary
    asset valuation        -         -        -             -          (219)       -          -       (219)
Total                      -         -        -             7          (218)   4,327          -      4,116

Balances as of
  30Sep06             20,300       828    2,650             -        (7,703)   4,327          2     30,404


BANK


Figures in millions of pesos

                                                     Unrealised
                                                      loss from         Result    Deficit in
                                                   valuation of           from   restatement
                                                  available-for        foreign     of stock-
                    Capital   Statutory Retained           sale       currency      holders'     Net   Minority  Total
                contributed    reserves earnings     securities   transactions        equity  income   interest equity


Balances as of
  31Dec05            12,516       4,583        -            269             11        (2,255)  4,199          1 19,324

Movements inherent
  to the shareholders
  decision

  Transfer of result
    of prior years        -           -    4,199              -              -             -   (4,199)        -      -
  Other movements         -       4,199   (4,199)             -              -             -       -          -      -
Total                     -       4,199        -              -              -             -   (4,199)        -      -

Movements for the
  recognition of the
  comprehensive income

  Net income              -           -        -              -              -             -   3,409          -  3,409
  Unrealised loss from
    valuation of
    available for
    sale securties        -           -        -           (207)             -             -       -          -   (207)

  Cumulative effect
    of restatement      282         198        -              6              -           (51)      -          -    435
  Others                  -           -        -              -            (11)           (5)      -          -    (16)
Total                   282         198        -           (201)           (11)          (56)  3,409          -  3,621

Balances as of
  30Sep06            12,798       8,980        -             68              -        (2,311)  3,409          1 22,945





Consolidated Statement of Changes in Financial Position

GROUP

Figures in MXN millions                                       30Sep06   30Sep05


Operating activities
  Net income                                                    4,327     3,683
Items included in operations
  not requiring (providing) funds:
Profit from  mark-to-market valuations                         (1,541)     (885)
Allowances for loan losses                                      2,419     1,121
Depreciation and amortisation                                     641       630
  Deferred taxes                                                  704       860
Undistributed income
  from subsidiaries, net                                         (575)     (531)
  Total operating items not requiring funds                     1,648     1,195
Changes in items related to operations:
Decrease in deposits:                                         (15,795)    8,839
Increase in loan portfolio                                    (10,894)  (10,534)
Decrease/(increase) in securities
  and derivative transactions, net                              9,996    (1,608)
Decrease in financial instruments                               2,280     2,844
Other accounts receivable                                       2,726       340
  Funds provided by operating activities                      (11,687)     (119)

Financing activities:
Subordinated debentures outstanding                              (434)      (59)
Increase/(decrease) in bank and other loans                     2,916    (2,252)
  Funds used or provided in financing activities                2,482    (2,311)

Investing activities:
Increase in property, furniture and equipment, net               (239)     (556)
Increase in deferred charges or credits, net                    1,314       201
Other investment activities                                        (8)        3
  Funds used in investing activities                            1,067      (352)
(Decrease)/increase in cash and equivalents                    (2,163)    2,096
Cash and equivalents at beginning of period                    56,536    48,152
Cash and equivalents at end of period                          54,373    50,248




BANK

Figures in MXN millions                                    30Sep06        30Sep05


Operating activities
  Net income                                                 3,409          3,038
Items included in operations not
  requiring (providing) funds:
  Profit from mark to market valuations                       (338)           (76)
  Allowance for loan losses                                  2,389          1,117
  Depreciation and amortisation                                618            606
  Deferred taxes                                               677            860
  Undistributed income from subsidiaries, net                    2             (8)
  Value loss estimation for foreclosed assets                  229              -
                                                             3,577          2,499
Changes in operating accounts:
  Decrease in retail deposit and money desk                  1,917          7,626
  Increase/(decrease) in bank deposits and
    other liabilities                                        2,985         (2,340)
  Increase in loan portfolio                               (22,679)        (7,480)
  Decrease in financial instruments                          9,965            545
  Decrease in other receivable and payable
   accounts, net                                             4,070            296
   Funds provided by operations                             (3,742)        (1,353)

Financing activities:
  Subordinated debentures outstanding                          (65)          (611)
    Funds used or provided by financing activities             (65)          (611)

Investing activities:
  Increase in property, furniture and equipment
    and long-term investments                                 (880)        (1,220)
    (Increase)/decrease in deferred credits                   (185)            60
    (Increase) in loans to employees                            78              -
    Funds used in investing activities                        (987)        (1,160)
Increase/(decrease) in cash and equivalents                  2,192          2,413
Cash and equivalents at beginning of period                 52,180         45,632
Cash and equivalents at end of period                       54,372         48,045




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  27 October, 2006